Exhibit 99.1
We previously communicated to you that even during this time of economic uncertainty, we continue to look for ways to reward and incent our employees. As part of this effort, we asked our stockholders to approve a stock option exchange program for our employees (other than myself). We believe that this program will result in both an improved incentive program for our employees and a reduction in new shares required to fund future stock incentive plans for RCN. We are pleased to report that this program was approved at our Annual Meeting of Stockholders earlier this month.
Under this program, you may exchange your existing stock options for a new stock option grant. The exchange process will result in a new grant with fewer shares, but with a strike price more closely related to our current stock price levels. Similar to all new grants, the new grants will have a seven year team and a three year vesting schedule.
We expect to launch the stock option exchange program on July 14, 2009 and to close the program on August 10, 2009. You will receive another communication with additional information regarding the stock option exchange program by July 14, 2009.
More information regarding the stock option exchange program can be found in RCN’s proxy statement for its 2009 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on April 30, 2009. In addition, we have posted a Q&A document on both the ROC and RCN’s website (under Investor Relations) to provide answers to your questions regarding the stock option exchange program.
Due to legal requirements, executives, managers and human resources staff cannot respond to your individual questions regarding the stock option exchange program and they cannot advise you as to whether or not you should participate in the program. You should refer to the documents listed above for information regarding the stock option exchange program. You are also encouraged to seek advice from your tax, financial and legal advisors.
Thanks again for all of your hard work and dedication during this challenging time.